Exhibit 99.1

RIO ALTO REPORTS THE RESUMPTION OF OPERATIONS AT LA ARENA

For Immediate Release	June 5, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) wishes to advise that, further to the June 3 announcement, normal operations have resumed at the La Arena mine site.

Rio Alto does not expect that its production guidance for 2013 will be affected due to this situation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web:	www.rioaltomining.com